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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002


                           ALESTRA, S. de R.L. de C.V.
                 (Translation of Registrant's Name Into English)

                    AVENIDA LAZARO CARDENAS NO. 2321, PISO 9
                          COL. RESIDENCIAL SAN AGUSTIN
                   SAN PEDRO GARZA GARCIA, N.L. 66260, MEXICO
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

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                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Alestra, S. de R.L. de C.V., dated November 15, 2002 announcement regarding payment of November 15, 2002 interest payment on senior indebtedness.

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         Alestra, S. de R.L. de C.V. a leading provider of competitive telecommunication services in Mexico, announced that it would not make the interest payments due on its 12.125% senior notes due 2006 and its 12.625% senior notes due 2009 as scheduled on November 15. According to the terms of the indentures governing the senior notes, Alestra has 30 days from November 15 to make the payments in order to avoid an Event of Default as defined in the indentures.

         Alestra has stated that it intends to take measures to approach noteholders regarding a debt restructuring plan. To that effect, Alestra has filed a registration statement with the U.S. Securities and Exchange Commission
(SEC) relating to proposed exchange offers and tender offers for the senior notes. Alestra currently intends to proceed with the proposed offers promptly upon receipt of a declaration by the SEC of the effectiveness of the registration statement.

         As described above, a registration statement relating to the new notes to be issued in the exchange offers has been filed with the SEC but has not become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and Alestra has obtained the necessary authorizations from the Comision Nacional Bancaria y de Valores de Mexico. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or Mexico in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or Mexico.

         A copy of the registration statement may be obtained at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Alestra, S. de R.L. de C.V.
                                      ---------------------------------
                                      (Registrant)

Date November 15, 2002                By: /s/ Patricio E. de la Garza
     -----------------------              -----------------------------------
                                      Patricio E. de la Garza
                                      Chief Financial and Administrative Officer